FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of foreign Private Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of

the Securities Exchange Act of 1934

For the month of April, 2007

Commission File Number : 1-15232

16, rue de la Ville l’Evêque,

75008 Paris-France

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Note: Regulation S-T Rule 101 (b) (1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Note: Regulation S-T Rule 101 (b) (7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rule of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If « yes » is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Société Anonyme - Share Capital €2,554,88,806

Corporate Headquarters: 16, rue de la Ville l’Evêque -78008 Paris (France)

542 062 R.C.S. Paris

NOTICE OF MEETING

The shareholders of SUEZ are hereby informed that they shall shortly be convened to an Ordinary and Extraordinary Shareholders’ Meeting to be held on Friday, May 4, 2007, at 2:30 p.m., at the Palais des Congrès (Grand Auditorium), 2, place de la Porte Maillot, 75017 Paris, in order to deliberate on the following agenda:

A.	Resolutions presented to the Ordinary Shareholders’ Meeting

-	Board of Directors’ report

-	Statutory Auditors’ reports

-	Approval of transactions and the statutory financial statements for fiscal year 2006

-	Approval of the consolidated financial statements for fiscal year 2006

-	Appropriation of earnings and declaration of dividend

-	Regulated agreements

-	Renewal of the term of office of two Directors

-	Change of corporate name of a principal Statutory Auditor

-	Renewal of the appointment of a principal Statutory Auditor

-	Appointment of a substitute Statutory Auditor

-	Authorization for the Board of Directors to trade in the Company’s shares

B.	Resolutions presented to the Extraordinary Shareholders’ Meeting

-	Board of Directors’ report

-	Statutory Auditors’ Special Report

-	Independent Expert’s Report

-	Authorization granted to the Board of Directors to issue free equity warrants in the event of a public offer for the Company

-

Authorization for the Board of Directors to increase the share capital, with cancellation of preferential subscription rights in favor of all entities whose sole purpose is to subscribe, hold and dispose of SUEZ shares or other financial instruments within the scope of the implementation of one of the multiple formulae of the SUEZ Group’s international employee shareholding plan

-	Authorization to grant stock subscription or purchase options to corporate officers and employees of the Company and of some of its affiliated companies or economic interest groupings

-	Authorization for the Board of Directors to allocate shares free of consideration to corporate officers and employees of the Company and some of its affiliated companies or economic interest groupings

-	Authorization for the Board of Directors to reduce the share capital by canceling shares

-

Amendment of the bylaws to take account of the elimination of the requirement for shares to be rendered non-transferable, the possibility to hold Shareholders’ Meetings not only in Paris but in neighboring départments, and internet voting

-	Powers to carry out the shareholders’ decisions and perform the related formalities

DRAFT RESOLUTIONS

* * *

A.	RESOLUTIONS PRESENTED TO THE ORDINARY SHAREHOLDERS’ MEETING

First resolution –	Approval of transactions and the statutory financial statements for fiscal year 2006

The shareholders, deliberating as an Ordinary Shareholders’ Meeting, and having reviewed the Board of Directors’ Report and the Statutory Auditors’ Report, approve the transactions which took place in fiscal year 2006 and the statutory financial statements for the year ended December 31, 2006, as presented to them.

Second resolution –	Approval of the consolidated financial statements for fiscal year 2006

The shareholders, deliberating as an Ordinary Shareholders’ Meeting and having reviewed the Board of Directors’ Report and the Statutory Auditors’ Report on the consolidated financial statements, approve the consolidated financial statements for the year ended December 31, 2006, as presented to them.

Third resolution –	Appropriation of earnings and declaration of dividend

The shareholders, deliberating as an Ordinary Shareholders’ Meeting and noting statutory net earnings for the fiscal year of €6,970,079,567.45 and zero retained earnings, approve the appropriation of these amounts totaling €6,970,079,567.45, as proposed by the Board of Directors, as follows:

In euros
- Statutory dividend of 5% of the par value (€0.10 per share) on

• 1,277,444,403 existing shares as of December 31, 2006, with dividend rights as of January 1, 2006,	127,744,440.30

• a maximum of 400,000 new shares, with dividend rights as of January 1, 2006, liable to be created in March 2007 in connection with the reopening in favor of the employees of the combined public exchange offering in cash by Suez for Electrabel	40,000,00

- Additional dividend (€1.10 per share) on these 1,277,844,403 shares	1,405,628,843.30

ð Maximum total distribution (€1.20 per share)	1,533,413,283.60

ð To the “Other reserves” item	5,436,666,283.85

6,970,079,567.45

Accordingly, the shareholders declare a net dividend for fiscal year 2006 of €1.20 per share. This entire distribution is eligible for the 40% deduction provided for in paragraph 3 of Article 158 of the French Tax Code.

This dividend shall be payable as from Monday, May 7, 2007.

In the event that on the date the dividend is paid, the Company:

-	holds some of its own shares and

-	creates less new shares, with dividend rights as of January 1, 2006, than the 400,000 referred to above,

the sum corresponding to the dividend not paid on these shares would be allocated to the “Other reserves” item.

Pursuant to applicable law, the shareholders hereby record that distributions in respect of the previous three fiscal years were as follows:

Fiscal year	Number of shares with dividends	Amounts allocated	Net dividend*	Tax credit*	Total earnings*
		€	€	€	€

2003	992,256,980 shares fully paid in	704.5 million	0.70	0.35	1.05

	3,273,914 shares not paid in	2.3 million	0.70	0.35	1.05

2004	1,008,434,678 shares fully paid in	806.7 million	0.79	-	0.79

2005	1,260,366,555 shares fully paid in	1,260.3 million	1.00	-	1.00

*	after adjustment following the capital increase in cash of October 12, 2005 with retention of preferential subscription rights.

Fourth resolution –	Statutory Auditors’ Special Report on regulated agreements

The shareholders, deliberating as an Ordinary Shareholders’ Meeting and having reviewed the Statutory Auditors’ Special Report on the regulated agreements referred to in Article L. 225-38 of the French Commercial Code, approve the transactions entered into or performed during the fiscal year.

Fifth resolution –	Renewal of the term of office of a Director (Jacques Lagarde)

The shareholders, deliberating as an Ordinary Shareholders’ Meeting and having reviewed the Board of Directors’ Report, renew Jacques Lagarde’s term of office as Director for a period of four years.

Mr. Lagarde’s term of office shall expire at the close of the Ordinary Shareholders’ Meeting held to approve the financial statements for fiscal year 2010.

Sixth resolution –	Renewal of the term of office of a Director (Anne Lauvergeon)

The shareholders, deliberating as an Ordinary Shareholders’ Meeting and having reviewed the Board of Directors’ Report, renew Anne Lauvergeon’s term of office as Director for a period of four years.

Ms. Lauvergeon’s term of office shall expire at the close of the Ordinary Shareholders’ Meeting held to approve the financial statements for fiscal year 2010.

Seventh resolution –	Change of corporate name of Barbier Frinault & Autres, principal Statutory Auditor

The shareholders, deliberating as an Ordinary Shareholders’ Meeting, record, as needs be, the change in corporate name of Barbier Frinault & Autres, a principal Statutory Auditor, with effect from July 1, 2006. The company’s new name is Ernst & Young et Autres.

Eighth resolution –	Renewal of the appointment of a principal Statutory Auditor

The shareholders, deliberating as an Ordinary Shareholders’ Meeting, renew the appointment of Ernst & Young et Autres, a French société par actions simplifiée (simplified joint-stock company) with variable capital, having its registered office at 41 rue Ybry, Neuilly-sur-Seine (92200), registered with the Nanterre Trade and Companies Registry under number 438 476 913 R.C.S. Nanterre, as principal Statutory Auditor, for a term of six fiscal years.

The term of office of Ernst & Young et Autres shall expire at the close of the Ordinary Shareholders’ Meeting held to approve the financial statements for fiscal year 2012.

Ninth resolution –	Appointment of a substitute Statutory Auditor

The shareholders, deliberating as an Ordinary Shareholders’ Meeting, appoint Auditex, a French société anonyme (corporation) with share capital of €2,328,672, having its registered office at Faubourg de l’Arche, Paris La Défense cedex (92037), registered with the Nanterre Trade and Companies Registry under number 377 652 938 R.C.S. Nanterre, as a substitute Statutory Auditor.

Auditex shall be the deputy Statutory Auditor for Ernst & Young et Autres and its term of office shall expire at the same time as that of Ernst & Young et Autres, at the close of the Ordinary Shareholders’ Meeting held to approve the financial statements for fiscal year 2012.

Tenth resolution –	Authorization for the Board of Directors to trade in the Company’s shares

The shareholders, deliberating as an Ordinary Shareholders’ Meeting and having reviewed the Board of Directors’ special report and the overview of the stock repurchase program, authorize the Board of Directors to purchase Company shares in accordance with the terms and conditions set forth in Article L. 225-209 of the French Commercial Code with a view to:

•	enabling an investment services provider to stabilize the share price under liquidity agreements;

•	their subsequent cancellation as part of a reduction of share capital decided or authorized by an Extraordinary Shareholders’ Meeting;

•	granting or selling them to employees, former employees, corporate officers or former corporate officers of the Group, or implementing stock option plans;

•	keeping them or subsequently tendering them in exchange or as payment for external growth transactions, subject to a maximum limit of 5% of the share capital;

•

using them to cover issued securities which carry with them rights to shares in the Company, by means of allocating shares at the time when the rights attached to the issued securities are exercised, which give entitlement by way of redemption, conversion, exchange, presentation of a coupon or by any other means, to the allotment of shares in the Company.

And in accordance with the following terms and conditions:

•

the maximum number of shares purchased may not exceed 10% of the share capital on the date of this decision and the aggregate amount of purchases, net of expenses, may not exceed the amount of €7 billion,

•	the maximum purchase price may not exceed €55.

The purchase of shares, together with their sale or transfer, may be performed by any means, on the stock market or over-the-counter. Such means include trading in financial derivatives, on a regulated market or over-the-counter and the implementation of option transactions such as the purchase or sale of calls or puts. These transactions may be performed at any time, except during the period of a public offer for the Company, pursuant to applicable law.

In the event of a share capital increase by capitalization of reserves and the allocation of shares free of consideration, or a share split or reverse share split, the aforementioned prices shall be adjusted arithmetically in the proportion required by the change in the total number of shares as it results from the transaction.

This authorization shall come into effect at the close of this Shareholders’ Meeting and be valid for a period of 18 months as from the date hereof; it cancels and supersedes the authorization granted by the sixth resolution of the Ordinary and Extraordinary Shareholders’ Meeting of May 5, 2006.

The shareholders confer full powers on the Board of Directors, with the possibility of delegation, to implement this authorization, enter into any agreements, perform all formalities, file returns with all appropriate bodies or entities and generally do all that is necessary in this respect.

B.	RESOLUTIONS PRESENTED TO THE EXTRAORDINARY SHAREHOLDERS’ MEETING

Eleventh resolution -	Authorization granted to the Board of Directors to issue free equity warrants in the event of a public offer for the Company

The shareholders, deliberating as an Extraordinary Shareholders’ Meeting under the quorum and majority requirements provided for by Article L. 225-28 of the French Commercial Code, and having reviewed the Board of Directors’ report and the Statutory Auditors’ Special Report:

1.

Authorize the Board to issue, on one or several occasions, equity warrants subject to the provisions of Articles L. 233-32 II and L. 233-33 of the French Commercial Code enabling subscription, under preferential terms, for a share or shares in the Company, and the free allotment thereof to all of the Company’s shareholders having shareholder status prior to the expiry of the public offer period, as well as to determine the conditions of exercise and features of the warrants. The total maximum par value of ordinary shares issued in this way may not exceed a limit of €2.7 billion and the maximum number of warrants issued may not exceed the number of shares making up the share capital at the time that the warrants are issued.

2.	Decide that this authorization may only be used in the event of a public offer for the Company.

3.	Confer full powers on the Board of Directors, with the possibility of subdelegation by the Board, to implement this authorization pursuant to applicable law.

This authorization shall take effect at the close of this Shareholders’ Meeting. It shall be granted for a period of 18 months as from the date hereof and cancels and supersedes the authorization granted by the Ordinary and Extraordinary Shareholders’ Meeting in its tenth resolution.

Twelfth resolution -

Authorization for the Board of Directors to increase the share capital, with cancellation of preferential subscription rights, in favor of all entities whose sole purpose is to subscribe, hold and dispose of SUEZ shares or other financial instruments within the scope of the implementation of one of the multiple formulae of the SUEZ Group’s international employee shareholding plan

The shareholders, deliberating as an Extraordinary Shareholders’ Meeting, in accordance with Article L. 225-138 of the French Commercial Code and having reviewed the Board of Directors’ Report, the Statutory Auditors’ Special Report and the Independent Expert’s Report:

1.

cancel the authorization granted by the Ordinary and Extraordinary Shareholders’ Meeting of May 5, 2006 in its thirteenth resolution to increase the share capital in favor of Spring Multiple 2006 SA and/or any company whose sole purpose is to subscribe, hold and dispose of SUEZ shares or other financial instruments within the scope of the implementation of one of the multiple formulae of the SUEZ Group’s international employee shareholding plan;

2.

authorize the Board of Directors to increase the share capital, on one or more occasions, over a period of 18 months as from the date of this Shareholders’ Meeting, by a maximum par value amount of €30 million via the issuance of a maximum of 15 million new shares with a par value of €2 each;

3.	authorize the Board of Directors to choose the entity or entities referred to in point 5 below;

4.	decide that the final amount of the capital increase will be set by the Board of Directors which shall have full powers for such purpose;

5.

decide that the total amount of subscriptions by each employee may not exceed the limits that will be provided for by the Board of Directors within the scope of this authorization and, in the event of excess employee subscriptions, these shall be reduced in accordance with the rules defined by the Board of Directors;

6.

decide to cancel the shareholders’ preferential subscription rights and reserve subscription of all the shares to be issued, in accordance with Article L. 25-138 of the French Commercial Code, in favor of any French or foreign entities, whether or not they have legal personality, whose sole purpose is to subscribe, hold and dispose of SUEZ shares or other financial instruments within the scope of the implementation of one of the multiple formulae of the SUEZ Group’s international employee shareholding plan;

7.

decide that the issue price of the new shares shall be the same as the price of shares to be issued in the next share capital increase reserved for employees who are members of a SUEZ Group corporate savings plan, pursuant to the twelfth resolution of the Ordinary and Extraordinary Shareholders’ Meeting of May 5, 2006, and which shall be equal to 80% of the average opening price of SUEZ shares on the Eurolist market of Euronext Paris during the 20 stock market sessions preceding the date of the decision setting the opening date of the period for subscription to the share capital increase reserved for members of a SUEZ Group corporate savings plan;

8.

decide that the Board of Directors may determine the subscription formulae which will be presented to the employees in each company concerned, in light of the constraints of applicable local laws, and select the countries to be included from among those in which the SUEZ Group has subsidiaries that fall within the scope of consolidation of SUEZ pursuant to Article L. 444-3 of the French Labor Code and those of such subsidiaries whose employees will be able to participate in the transaction;

9.

decide that the amount of the share issue or of each share issue shall be limited, where applicable, to the amount of subscriptions received by SUEZ, in accordance with applicable legal and regulatory requirements.

Thirteenth resolution -	Authorization to grant stock subscription or purchase options to corporate officers and employees of the Company and of some of its affiliated companies or economic interest groupings

The shareholders, deliberating as an Extraordinary Shareholders’ Meeting, and having reviewed the Board of Directors’ Report and the Statutory Auditors’ Special Report:

•

authorize the Board of Directors to grant, on one or more occasions, over a period of 38 months as from the date of this Shareholders’ Meeting, to the corporate officers and employees it designates from the Company and some of the companies or economic interest groupings that are affiliated with it under the conditions provided for in Article L. 225-180 of the French Commercial Code, options granting entitlement to subscribe for new shares of the Company, issued pursuant to the increase in its share capital, or to purchase existing shares held by the Company under the conditions provided for by law and the regulations;

•

record that this authorization shall entail, for the beneficiaries of stock subscription options, express waiver by the shareholders of their preferential subscription rights to the shares that will be issued as and when the stock options are exercised;

•	decide that:

-

the subscription price for new shares and the purchase price of existing shares shall be set, without any discount, in accordance with the provisions of Articles L. 225-177 and L. 225-179 of the above-mentioned Code;

-

in the event of transactions carried out by the Company that may lead to a change in the value of the shares making up its share capital, an adjustment shall be made to the number and subscription or purchase price of the option shares without this adjustment leading to a decrease in the subscription price to below the par value of the share;

-

without prejudice to the impact of the adjustment referred to above, the total amount of options subsequently offered pursuant to this authorization may not grant entitlement to subscribe for or purchase a total number of shares in excess of 3% of the share capital, at the time of the decision to grant the options;

•

confer full powers on the Board of Directors to adopt, in compliance with the laws and regulations in force and the provisions of this resolution, all the terms and conditions of the allocation and exercise of the stock options and, in particular, to:

-	designate the beneficiaries of the various types of stock options;

-

set the subscription prices for the new shares or purchase prices for existing shares, the time(s) for exercise of the stock options over the period of validity of the stock options, which may not exceed ten years;

-

lay down, where applicable, a prohibition on reselling all or some of the shares acquired through the exercise of the stock options for a period which may not exceed three years as from the date of exercise of the option;

-	where applicable, set the temporary suspension periods for exercise of the stock options which are required for certain financial transactions;

-	record the share capital increases resulting from the exercise of stock options: amend the bylaws accordingly; carry out all formalities, directly or via an authorized representative;

-

deduct the costs of the share capital increases from the amount of the share premiums (additional paid-in capital) relating to these share capital increases and deduct from this amount the sums required to increase the legal reserve to one-tenth of the new share capital after each share capital increase;

-	in general, take all appropriate measures and do whatever may be required;

•

give the Board of Directors responsibility for informing the Ordinary Shareholders’ Meeting each year of the transactions carried out pursuant to this authorization, in accordance with the conditions provided for by the law and regulations in force;

•

grant full powers to the Board of Directors to authorize, where applicable, any changes and adaptations to the conditions relating to the benefit of the stock subscription or purchase options allocated prior to this Shareholders’ Meeting.

This resolution cancels and supersedes the authorization to grant stock subscription or purchase options granted by the Ordinary and Extraordinary Shareholders’ Meeting of April 27, 2004 in its eighteenth resolution.

Fourteenth resolution –	Authorization for the Board of Directors to allocate shares free of consideration to corporate officers and employees of the Company and some of its affiliated companies or economic interest groupings

The shareholders, deliberating as an Extraordinary Shareholders’ Meeting, having reviewed the Board of Directors’ Report and the Statutory Auditors’ Special Report, in accordance with the provisions of the French Commercial Code and, in particular, Articles L. 225-197-1 et seq.:

•

authorize the Board of Directors to allocate, on one or more occasions, over a period of 38 months as from the date of this Shareholders’ Meeting, to the corporate officers and employees it designates from the Company and some of the companies or economic interest groupings that are affiliated with it under the conditions provided for in Article L. 225-197-2 of the aforementioned Code, existing or new shares free of consideration;

•	decide that:

-

the Board will decide on the identity of the beneficiaries of the share awards and the conditions including at least the mandatory condition of a minimum return on capital employed for the Group and, where applicable, the criteria for granting the shares;

-	in the event of transactions carried out by the Company that may lead to a change in the value of the shares making up its share capital, an adjustment will be made to the number of shares allocated;

-

without prejudice to the impact of the adjustment referred to above, the total number of shares allocated pursuant to this authorization may not exceed 1% of the share capital on the date of the decision to allocate the shares, it being specified that the number of shares thus allocated shall be deducted from the total number of shares, within the limit of 3% of the share capital on the date of the decision to allocate the shares, that may be subscribed for or purchased pursuant to the thirteenth resolution of the Ordinary and Extraordinary Shareholders’ Meeting of May 4, 2007 with regard to the grant of stock subscription or purchase options;

-

the allocation of shares to their beneficiaries shall become final and binding at the end of a minimum period of 2 years for all or part of the shares allocated and the minimum mandatory holding period required for the shares by the beneficiaries is set at 2 years. For those shares allocated for which the minimum vesting period is set at 4 years, the minimum mandatory holding period may be eliminated;

-

in the event of incapacity of the beneficiary fulfilling the conditions laid down by law, the final allocation of shares may take place prior to the end of the vesting period. This applies both to the allocations made in respect of this resolution and to the allocations made in respect of the sixteenth resolution of the Ordinary and Extraordinary Shareholders’ Meeting of May 13, 2005;

•

record that this decision shall entail the automatic waiver by the shareholders, in favor of those receiving share allocations free of consideration, of the portion of the reserves which will be capitalized, where applicable, in the event of the issuance of new shares;

•	grant full powers to the Board of Directors, with the possibility of subdelegation, to implement this authorization in compliance with the laws and regulations in force.

This resolution cancels and supersedes the authorization to allocate shares free of consideration made by the Ordinary and Extraordinary Shareholders’ Meeting of May 13, 2005 in its sixteenth resolution.

Fifteenth resolution –	Authorization for the Board of Directors to reduce the share capital by canceling shares

The shareholders, deliberating as an Extraordinary Shareholders’ Meeting and having reviewed the Board of Directors’ Report and the Statutory Auditors’ Special Report, authorize the Board of Directors, pursuant to Article L. 225-209 of the French Commercial Code, to reduce the share capital, on one or more occasions, by canceling all or part of the shares purchased by the Company, subject to a maximum limit of 10% of the share capital of the Company by 24-month period.

This authorization is granted for a period of 18 months as from the date of this Shareholders’ meeting and supersedes that granted by the fourteenth resolution of the Ordinary and Extraordinary Shareholders’ Meeting of May 5, 2006.

The shareholders confer full powers on the Board of Directors to:

-	perform such share capital reduction or reductions;

-	set the final amount of the reduction, determine the terms and conditions and record the completion thereof;

-	deduct the difference between the book value of the cancelled shares and their par value from reserves and additional paid-in capital (share premiums);

-	make the appropriate amendments to the bylaws and generally do all that is necessary;

in accordance with applicable law as of the date of implementation of this authorization.

Sixteenth resolution -	Amendment of Article 22 “Categories – Make-up”, Article 23 “Meetings” and Article 24 “Voting rights” of the bylaws (Title VI – Shareholder Meetings)

The shareholders, deliberating as an Extraordinary Shareholders’ Meeting and having reviewed the Board of Directors’ Report, decide to amend Articles 22, 23 and 24 of the bylaws as follows:

“Article 22 – Categories – Make-up

Shareholder General Meetings are considered to be “Extraordinary” when the decisions relate to a change in the bylaws and “Ordinary” in all other cases.

All shareholders, irrespective of the number of shares held, are entitled to attend meetings personally or be represented, on provision of proof of identity and ownership of the shares. Ownership of the shares is evidenced by an entry in the Company’s share register in the name of the shareholder (or of the intermediary acting on their behalf, in accordance with the seventh paragraph of Article L. 228-1 of the French Commercial Code) or in the register of bearer shares held by the applicable authorized intermediary.

All shareholders may also, if permitted by the Board of Directors or its Chairman when the shareholders’ meeting is convened, attend the meeting by video conference or by electronic communications means or remote transmission; the Company may, for this purpose, use an identification process meeting the conditions laid down in the first sentence of the second paragraph of Article 1316-4 of the French Civil Code. Such shareholders are considered present at the meeting when calculating quorum and majority requirements.

Shareholder meetings, regularly called and held, represent all shareholders.

All shareholders are bound by decisions of shareholder meetings made in accordance with applicable laws and the bylaws.”

“Article 23 – Meetings

Shareholder meetings are convened and deliberate in accordance with the terms and conditions provided by law.

Meetings are held at the head office or at any other place in the same départment (French administrative division) or a neighboring département.

The Chairman of the Board of Directors chairs meetings or, in his absence, by the oldest Vice-Chairman present at the meeting, or failing this, is a Director specially appointed for this purpose by the Board of Directors. Failing this again, the shareholders’ meeting appoints its own Chairman.

Minutes of the meeting are prepared and copies certified and filed in accordance with the law.”

“Article 24 – Voting rights

The voting rights attached to shares are in proportion to the percentage of share capital they represent and each share carries entitlement to at least one vote.

Where shares are subject to beneficial ownership, the voting rights attached to these shares are exercised by the beneficial owner at Ordinary and Extraordinary Shareholders’ Meetings.

Double voting rights to those attached to other shares, in terms of the portion of share capital they represent, are attributed to all fully paid-up shares held in registered form for at least two years in the name of the same shareholder or of this shareholder and individuals whose rights he holds, either intestate or by virtue of a will, the division of marital property between spouses or inter vivos donation to a spouse or relative entitled to a share in the deceased’s estate.

In the event of an increase in share capital by capitalization of profits, reserves or additional paid-in capital, double voting rights shall be conferred, from issuance, on registered shares allotted for no consideration to shareholders in respect of existing shares which benefit from such rights.

Shareholders may vote by correspondence in accordance with the terms, conditions and procedures laid down by prevailing law and regulations. Shareholders may submit a proxy or correspondence voting form on paper or, subject to a decision by the Board of Directors published in the notice of meeting, by remote transmission; the Company may use for this purpose an identification process meeting the conditions provided for in the first sentence of the second paragraph of Article 1316-4 of the French Civil Code.”

Seventeenth resolution -	Powers to carry out the shareholders’ decisions and perform the related formalities

The shareholders, deliberating as an Extraordinary Shareholders’ Meeting, confer full powers on the bearer of the original or a copy or excerpt of the minutes of this meeting to comply with all necessary filing or other formalities wherever required.

*

*    *

All shareholders, regardless of the number of shares that they own, shall be entitled to take part in the deliberations of the Shareholders’ Meeting.

As an alternative to attending the Shareholders’ Meeting in person, shareholders may vote by post, grant a proxy to the Chairman of the Shareholders’ Meeting, be represented by their spouse or another proxy holder who is also a shareholder, or vote by internet.

To be eligible to participate in the Shareholders’ Meeting, shareholders must prove that they are the owners of the shares held, in accordance with Article 136 of the Decree of March 23, 1967 modified by Decree no. 2006-1566 of December 11, 2006, by zero hours (Paris time) on April 27:

-	for registered shares: by registering such shares in the Company’s registers;

-

for bearer shares: by entry, in the name of the shareholder or of the intermediary acting on their behalf (in the case of shareholders domiciled outside of France), in the register of bearer shares held by the bank or financial institution that manages their account at least three days before the Shareholders’ Meeting. The entry of the shares in the share registers must be recognized by a participation certificate issued by such authorized financial intermediary, which shall constitute proof of shareholder status. This participation certificate must be attached to the postal or proxy voting form, or entry card request form, sent, via the authorized intermediary, to CACEIS Corporate Trust, Services Assemblées, this company being the authorized representative of SUEZ.

Any requests by shareholders for draft resolutions to be included on the agenda, which are made in accordance with the legal requirements relating to the possession or the representation of those possessing the necessary percentage of share capital, must be sent to the corporate headquarters, by registered letter with return receipt requested, within 10 days of the date of publication of this notice (pursuant to Articles 128 and 130 of the Decree of March 23, 1967, modified by the Decree of December 11, 2006).

A form for voting by post or a proxy form will be sent directly to all registered shareholders. Those holding bearer shares may obtain this form from CACEIS Corporate Trust, Service Assemblées, as from the date of the notice convening the Shareholders’ Meeting, by sending a request by registered letter with return receipt requested. This letter must be received by CACEIS Corporate Trust, 14 rue Rouget de Lisle, 92862 Issy-les-Moulineaux Cedex 9, at least six days prior to the Shareholders’ Meeting.

Any shareholder that opts to vote by post or by internet shall no longer have the right to attend or be represented at the Shareholders’ Meeting.

The form for voting by post must be sent in such a way that CACEIS Corporate Trust receives it at least three days before the Shareholders’ Meeting.

Suez allows its shareholders the possibility of voting by internet prior to the Shareholders’ Meeting. The site, www.suez.com, enables shareholders to vote by internet prior to the Shareholders’ Meeting, under the following conditions:

Holders of registered shares:

-	All holders of registered shares (fully registered or administered registered) will receive their user name and password for connection to the site from CACEIS Corporate Trust.

-	Once connected, on-screen instructions will guide shareholders through the voting process.

Holders of bearer shares:

-

Holders of bearer shares wishing to vote by internet prior to the Shareholders’ Meeting should ask their authorized financial intermediary for a participation certificate, specifying their intention to vote by internet. If applicable, they can complete the request form attached hereto.

-	Shareholders should send this participation certificate to their authorized intermediary, who should then return it, with the mention “Internet vote” to CACEIS Corporate Trust.

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Upon receipt of this participation certificate, CACEIS Corporate Trust will post the user name and password for connection to the site to the shareholder, to the address given on the certificate. The shareholder may then vote.

This secure, dedicated web page will be available between April 18, 2007 and May 3, 2007, 3:00 p.m. (Paris time).

Shareholders are asked to vote as soon as possible in order to avoid any system blockages during the final days, which could result in their vote not being recorded.

The Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 4, 2007	Company Name SUEZ

	By:	/s/ Yves de GAULLE
Name: Yves de GAULLE
Title: General Secretary